Exhibit 12.1

FREEPORT-McMoRan COPPER & GOLD INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2010	2009	2008		2007a	2006

Income (loss) from continuing operations before
income taxes and equity in affiliated
companies' net earnings	$8,512	$5,816	$(13,309)		$6,111	$2,820
Amortization of previously capitalized interest	34	31	25		17	18
Less: capitalized interest	(66)	(78)	(122)		(147)	(11)

Earnings (losses) from continuing operations
before fixed charges	$8,480	$5,769	$(13,406)		$5,981	$2,827

Fixed charges:
Interest expense, net of capitalized interest	448	568	567		496	71
Capitalized interest	66	78	122		147	11
Amortization of debt expenses, premiums and
discounts	14	18	17		17	5
Interest portion of rental expense	26	32	18		12	1

Total fixed charges	554	696	724		672	88

Adjusted earnings (losses)	$9,034	$6,465	$(12,682)		$6,653	$2,915

Ratio of earnings to fixed chargesa	16.3	9.3	-	b	9.9	33.1

Preferred dividend requirements:
Total fixed charges	$554	$696	$724		$672	$88
Preferred stock dividends	96	370	347		340	116
Combined fixed charges and preferred stock dividends	$650	$1,066	$1,071		$1,012	$204

Ratio of earnings to combined fixed charges and preferred
stock dividendsa	13.9	6.1	-	c	6.6	14.3

a. For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes, equity in affiliated companies' net earnings and cumulative effect of accounting changes.
Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges from continuing operations consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; and that portion of rental expense that FCX believes to be representative of interest. For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements.
The amount of pre-tax earnings required to cover such preferred stock dividends was computed using the effective tax rate for each applicable year.

b. As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.4 billion to achieve coverage of 1:1 in 2008.

c. As a result of the loss recorded in 2008, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $13.8 billion to achieve coverage of 1:1 in 2008.